

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Paul Seavey
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

   Re: Equity Lifestyle Properties, Inc.
    Form 10-K for the year ended December 31, 2022
    Filed February 21, 2023
    Form 8-K Filed April 18, 2023
    File No. 001-11718

Dear Paul Seavey:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1. We refer you to your non-GAAP financial measures Funds from Operations, Normalized Funds from Operations, Property operating revenues, excluding deferrals, Income from property operations, excluding deferrals and property management, and Income from property operations, excluding deferrals. It appears that such non-GAAP measures are the result of a GAAP measure adjusted to add the change in your deferred revenue liability, having the effect of accelerating the recognition of revenues to recognize the entire amount of payments received as revenues in the current period, as opposed to recognizing the revenues over a 20 year period. Please tell us how you have determined these measures are not tailored measures as contemplated in Question 100.04 of the Non-GAAP C&DI.

2.   We note your presentation of the measures Income from home sales and other and Income from rental operations, net of depreciation, on page 52. Please clarify for us if such measures are non-GAAP measures, and tell us how you made that determination. To the extent they are non-GAAP measures, please revise your disclosures in future filings to provide the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

3.   We note your presentation of Property operating expenses, excluding deferrals and property management and Income from property operations, excluding deferrals and property management on page 50. Please tell us, and revise your disclosure to address, how you believe these non-GAAP financial measures provide useful information to investors. In addition, please clarify for us how you determined property management expense is not a normal, recurring, cash operating expense necessary to operate your business. Please refer to Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP C&DI.

Consolidated Statements of Income and Comprehensive Income, page F-6

4.   We note your presentation of Membership upgrade sales current period, gross and Membership upgrade sales upfront payments, deferred, net within Total revenues on the face of the income statement. Please tell us how you determined it was appropriate to present such measures on a gross basis. Alternatively, please revise your income statements in future filings to remove such items from the face of the income statement. Refer to ASC 606-10-55-46 through 53.

Consolidated Statements of Cash Flows, page F-9

5.   We note that you disclose a reclassification in each period in the supplemental information to the statements of cash flows from net investment in real estate into other assets. Please tell us what this reclassification represents.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(n) Casualty related charges/(recoveries), net, page F-16

6.   Please tell us your accounting policy for recognizing insurance recoveries, addressing not only recoveries for damages to property, but also clean up costs and business interruption. Please include this accounting policy in your future periodic reports, or tell us how you determined such disclosure is not necessary. Further, with respect to your insurance recovery revenue accrual of $40.6 million, please tell us how you determined that the recovery of the loss is probable at December 31, 2022. In addition, please clarify for us what is meant by your disclosure on page 44 that you have received proofs of loss from your insurance carrier.

Schedule III, page S-1

7.   We note the reconciliation on page S-14. Specifically, we note the $134M reduction in

gross investment in real estate within the line item Dispositions and other, Please tell us what this amount represents.

Form 8-K Filed April 18, 2023

Exhibit 99.1
Guidance, page ii

8. We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction